

July 17, 2009

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re:** **Huntsman Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed on April 30, 2009**
> **File No. 001-32427**

Dear Mr. Esplin:

We have completed our review of the Form 10-K/A for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Jay E. Ingram
Legal Branch Chief